Exhibit 21.1
The Company has the following wholly owned subsidiaries:
Bandelier Pipeline Holding, LLC
CCBM, Inc.
CLLR, Inc.
Carrizo UK North Sea Limited
Carrizo (Marcellus) LLC
Carrizo Marcellus Holding Inc.
Chama Pipeline Holding LLC
Hondo Pipeline, Inc.
Mescalero Pipeline, LLC
The Company also has less than a 10% interest in the following entities:
Oxane Materials, Inc.
Pinnacle Gas Resources, Inc.